Exhibit 99.1

SOHU.COM REPORTS THIRD QUARTER 2026 UNAUDITED FINANCIAL RESULTS

BEIJING, Nov 9, 2026 –Sohu.com Limited (NASDAQ: SOHU) (“Sohu” or the “Company”), a leading Chinese online media platform and game business group, today reported unaudited financial results for the third quarter ended September 30, 2026.

Third Quarter Highlights1

•	Total revenues were US$133 million, down 26% year-over-year and 2% quarter-over-quarter.

•	Marketing services revenues were US$15 million, up 10% year-over-year and down 2% quarter-over-quarter.

•	Online game revenues were US$114 million, down 30% year-over-year and 2% quarter-over-quarter.

•	GAAP net loss attributable to Sohu.com Limited was US$15 million, compared with net income of US$9 million in the third quarter of 2025 and net income of US$0.2 million in the second quarter of 2026.

•

Non-GAAP[2] net loss attributable to Sohu.com Limited was US$15 million, compared with net income of US$9 million in the third quarter of 2025 and net income of US$0.5 million in the second quarter of 2026.

Dr. Charles Zhang, Chairman and CEO of Sohu.com Limited, commented, “In the third quarter of 2026, our marketing services revenues hit the high end of our guidance, while both our online game revenues and our bottom-line performance were in line with our expectations. For the Sohu social media platform, we continued to strengthen its social features through numerous iconic events, fostering genuine connections among users and boosting active user interactions across multiple verticals. We also kept leveraging our integrated product matrix with innovative and customized marketing solutions to unlock monetization potential. For our online games, we continued to introduce fresh content to sustain player interest while offering tailored gameplay experiences to meet evolving player needs.”

Third Quarter Financial Results

Revenues

Total revenues were US$133 million, down 26% year-over-year and 2% quarter-over-quarter.

Marketing services revenues were US$15 million, up 10% year-over-year and down 2% quarter-over-quarter.

Online game revenues were US$114 million, down 30% year-over-year and 2% quarter-over-quarter.

Cost of Revenues

Both GAAP and non-GAAP total cost of revenues were US$32 million, down 9% year-over-year and up 9% quarter-over-quarter.

Both GAAP and non-GAAP cost of marketing services revenues were US$15 million, up 23% year-over-year and 11% quarter-over-quarter.

Both GAAP and non-GAAP cost of online game revenues were US$14 million, down 33% year-over-year and up 2% quarter-over-quarter.

[1]

Changyou’s wholly-owned subsidiary Shanghai Jingmao Culture Communication Co., Ltd. (“Shanghai Jingmao”), which operated Changyou’s cinema advertising business, ceased operations and commenced bankruptcy proceedings during the third quarter of 2019. During the third quarter of 2023, Shanghai Jingmao’s bankruptcy proceedings were concluded by a Chinese mainland bankruptcy court, and the Company accordingly recognized a disposal gain within discontinued operations in the condensed consolidated statements of operations. During the second quarter of 2026, as a result of the Company’s receipt of a further distribution of Shanghai Jingmao’s insolvent assets, the Company recognized an additional disposal gain of US$1 million within discontinued operations in the condensed consolidated statements of operations. Unless indicated otherwise, results presented in this press release are related to continuing operations only and exclude the disposal gain mentioned above.

[2]

Non-GAAP results exclude share-based compensation expense. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Operating Expenses

Both GAAP and non-GAAP operating expenses were US$120 million, down 9% year-over-year and 4% quarter-over-quarter.

Operating Profit/(Loss)

Both GAAP and non-GAAP operating losses were US$18 million, compared with operating profit of US$14 million in the third quarter of 2025 and an operating loss of US$18 million in the second quarter of 2026.

Income Tax Expense/(Benefit)

Both GAAP and non-GAAP income tax expenses were US$4 million, compared with income tax expense of US$17 million in the third quarter of 2025 and income tax benefit of US$7 million in the second quarter of 2026. For the second quarter of 2026, income tax benefit included reversal of a tax expense of approximately US$13 million due to a reversal of uncertain tax positions.

Net Income/(Loss)

GAAP net loss attributable to Sohu.com Limited was US$15 million, or a net loss of US$0.60 per fully-diluted American depositary share (“ADS,” each ADS representing one Sohu ordinary share), compared with net income of US$9 million in the third quarter of 2025 and net income of US$0.2 million in the second quarter of 2026.

Non-GAAP net loss attributable to Sohu.com Limited was US$15 million, or a net loss of US$0.59 per fully-diluted ADS, compared with net income of US$9 million in the third quarter of 2025 and net income of US$0.5 million in the second quarter of 2026.

Liquidity and Capital Resources

As of September 30, 2026, cash and cash equivalents, short-term investments and long-term time deposits totaled approximately US$1.2 billion.

Supplementary Information for Changyou Results3

Third Quarter 2026 Operating Results

•

For PC games, total average monthly active user accounts[4] (MAU) were 2.6 million, a decrease of 4% year-over-year and flat quarter-over-quarter. Total quarterly aggregate active paying accounts[5] (APA) were 1.0 million, a decrease of 8% year-over-year and an increase of 4% quarter-over-quarter. The year-over-year decrease in APA was mainly due to the natural decline of Changyou’s older games, including Tian Long Ba Bu (“TLBB”) PC, and to the natural decline of TLBB: Return, which was launched during the third quarter of 2025.

•

For mobile games, total average MAU were 1.4 million, a decrease of 24% year-over-year and 16% quarter-over-quarter. Total quarterly APA were 0.2 million, a decrease of 25% year-over-year and 4% quarter-over-quarter. The year-over-year and quarter-over-quarter decreases in MAU and APA were mainly due to the natural decline of Changyou’s older games.

Third Quarter 2026 Unaudited Financial Results

Total revenues were US$115 million, a decrease of 30% year-over-year and 2% quarter-over-quarter. Online game revenues were US$114 million, a decrease of 30% year-over-year and 2% quarter-over-quarter. For online game revenues, the year-over-year decrease was mainly due to a natural decline from a high comparison base driven by content updates released for TLBB PC and the launch of TLBB: Return in the third quarter of 2025.

Both GAAP and non-GAAP total cost of revenues were US$14 million, a decrease of 33% year-over-year and an increase of 2% quarter-over-quarter.

Both GAAP and non-GAAP operating expenses were US$42 million, a decrease of 23% year-over-year and 12% quarter-over-quarter. The year-over-year decrease was mainly due to a decrease in salary and benefits expenses, as well as a decrease in marketing and promotional spending for our online games. The quarter-over-quarter decrease was mainly due to a decrease in licensing fees related to product development.

[3]	“Changyou Results” consist of the results of Changyou’s online game business and its 17173.com Website.
[4]	Monthly active user accounts refers to the number of registered accounts that are logged in to these games at least once during the month.
[5]	Quarterly aggregate active paying accounts refers to the number of accounts from which game points are utilized at least once during the quarter.

GAAP operating profit was US$58 million, compared with US$87 million for the third quarter of 2025 and US$55 million for the second quarter of 2026.

Non-GAAP operating profit was US$59 million, compared with US$88 million for the third quarter of 2025 and US$56 million for the second quarter of 2026.

Recent Development

Under the previously-announced share repurchase program of up to US$150 million of the outstanding ADSs, Sohu had repurchased 10.1 million ADSs for an aggregate cost of approximately US$134 million as of November 5, 2026.

Business Outlook

For the fourth quarter of 2026, Sohu estimates:

•	Marketing services revenues to be between US$13 million and US$14 million; this implies an annual decrease of 18% to 24%, and a sequential decrease of 6% to 13%.

•	Online game revenues to be between US$111 million and US$121 million; this implies an annual decrease of 8% to an annual increase of 1%, and a sequential decrease of 3% to a sequential increase of 6%.

•	Both non-GAAP and GAAP net loss attributable to Sohu.com Limited to be between US$17 million and US$27 million.

For the fourth quarter 2026 guidance, the Company has adopted a presumed exchange rate of RMB6.73=US$1.00, as compared with the actual exchange rate of approximately RMB7.08=US$1.00 for the fourth quarter of 2025, and RMB6.78=US$1.00 for the third quarter of 2026.

This forecast reflects Sohu’s management’s current and preliminary view, which is subject to substantial uncertainty.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial statements presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”), Sohu’s management uses non-GAAP measures of operating profit/(loss), net income/(loss), net income/(loss) attributable to Sohu.com Limited and diluted net income/(loss) attributable to Sohu.com Limited per ADS, which are adjusted from results based on GAAP to exclude the impact of share-based compensation expense. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Sohu’s management believes excluding share-based compensation expense from the Company’s non-GAAP financial measures is useful for itself and investors. Further, the impact of share-based compensation expense could not be anticipated by management and business line leaders, and these expenses were not built into the annual budgets and quarterly forecasts that have been the basis for information Sohu provides to analysts and investors as guidance for future operating performance. As share-based compensation expense does not involve subsequent cash outflow and is not reflected in the cash flows at the equity transaction level, Sohu does not factor in its impact when evaluating and approving expenditures or when determining the allocation of its resources to its business segments. As a result, in general, the monthly financial results for internal reporting and any performance measures for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Sohu’s current financial performance and prospects for the future. A limitation of using non-GAAP operating profit/(loss), net income/(loss), net income/(loss) attributable to Sohu.com Limited, and diluted net income/(loss) attributable to Sohu.com Limited per ADS excluding share-based compensation expense is that this expense has been and can be expected to continue to recur in Sohu’s business. In order to mitigate these limitations Sohu has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between the GAAP financial measures that are most directly comparable to the non-GAAP financial measures that have been presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Sohu’s unaudited financial statements prepared in accordance with GAAP.

Safe Harbor Statement

This announcement contains forward-looking statements. It is currently expected that the Business Outlook will not be updated until release of Sohu’s next quarterly earnings announcement; however, Sohu reserves right to update its Business Outlook at any time for any reason. Statements that are not historical facts, including statements about Sohu’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, instability in global financial and credit markets and its potential impact on the Chinese economy; exchange rate fluctuations, including their potential impact on the Chinese economy and on Sohu’s reported U.S. dollar results; fluctuations in Sohu’s quarterly operating results; the possibilities that Sohu will be unable to recoup its investment in content and will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires; and Sohu’s reliance on marketing services offerings and online games for its revenues. Further information regarding these and other risks is included in Sohu’s annual report on Form 20-F for the year ended December 31, 2025, and other filings with and information furnished to the U.S. Securities and Exchange Commission.

Conference Call and Webcast

Sohu’s management team will host a conference call at 7:30 a.m. U.S. Eastern Time, November 9, 2026 (8:30 p.m. Beijing/Hong Kong time, November 9, 2026) following the quarterly results announcement. Participants can register for the conference call by clicking here, which will lead them to the conference registration website. Upon registration, participants will receive details for the conference call, including the dial-in numbers and a unique access PIN. Please dial in 10 minutes before the call is scheduled to begin.

The live Webcast and archive of the conference call will be available on the Investor Relations section of Sohu’s website at https://investors.sohu.com/.

About Sohu

Sohu.com Limited (NASDAQ: SOHU) was established by Dr. Charles Zhang, one of China’s internet pioneers, in the 1990s. Sohu operates one of the leading Chinese online media platforms and also engages in the online game business in the Chinese mainland. Sohu has built one of the most comprehensive matrices of Chinese language web properties, consisting of Sohu News App, Sohu Video App, the mobile portal m.sohu.com, the PC portal www.sohu.com, and the online games platform www.changyou.com/en/.

As a mainstream media platform with social features, Sohu is indispensable to the daily life of millions of Chinese, providing to a vast number of users a network of web properties and community based products, which offer a broad array of content, such as news and information, in the form of text, picture, video, and live broadcasting. Sohu also attracts users to actively engage in content generation and distribution, and actively interact with each other on the platform. Sohu’s online game business is conducted by its subsidiary Changyou, which develops and operates a diverse portfolio of PC and mobile games, such as the well-known TLBB PC and Legacy TLBB Mobile.

For investor and media inquiries, please contact:

Sohu.com Limited

Ms. Pu Huang

Tel: +86 (10) 6272-6645

E-mail: ir@contact.sohu.com

Christensen Advisory

E-mail: sohu@christensencomms.com

SOHU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended
	Sep. 30, 2026	Jun. 30, 2026	Sep. 30, 2025
Revenues:
Marketing services	$14,888	$15,179	$13,596
Online games	113,872	116,171	162,036
Others	4,483	4,190	4,529

Total revenues	133,243	135,540	180,161

Cost of revenues:
Marketing services	14,914	13,400	12,172
Online games	14,119	13,829	21,177
Others	2,531	1,727	1,517

Total cost of revenues	31,564	28,956	34,866

Operating expenses:
Product development	63,636	68,894	61,820
Sales and marketing (includes share-based compensation expense of nil, $nil, and $4, respectively)	43,715	43,801	49,699
General and administrative (includes share-based compensation expense of $207, $296, and $426, respectively)	12,608	12,188	20,196

Total operating expenses	119,959	124,883	131,715

Operating profit/(loss)	(18,280)	(18,299)	13,580
Other income, net	3,127	7,166	5,145
Interest income	5,486	5,718	7,140
Exchange difference	(585)	(1,224)	(563)

Income/(loss) before income tax expense	(10,252)	(6,639)	25,302
Income tax expense/(benefit)[6]	4,493	(6,874)	16,636

Net income/(loss) from continuing operations	(14,745)	235	8,666
Net income from discontinued operations[7]	—	734	—
Net income/(loss)	(14,745)	969	8,666

Less: Net income from continuing operations attributable to the noncontrolling interest shareholders	1	—	—
Net income/(loss) from continuing operations attributable to Sohu.com Limited	(14,746)	235	8,666

Net income from discontinued operations attributable to Sohu.com Limited	—	734	—

Net income/(loss) attributable to Sohu.com Limited	(14,746)	969	8,666

Basic net income/(loss) from continuing operations per share/ADS attributable to Sohu.com Limited	$(0.60)	$0.01	$0.32

Basic net income from discontinued operations per share/ADS attributable to Sohu.com Limited	$—	$0.03	$—

Basic net income/(loss) per share/ADS attributable to Sohu.com Limited	$(0.60)	$0.04	$0.32

Shares/ADSs used in computing basic net income/(loss) per share/ADS attributable to Sohu.com Limited[8]	24,765	25,451	27,491

Diluted net income/(loss) from continuing operations per share/ADS attributable to Sohu.com Limited	$(0.60)	$0.01	$0.32

Diluted net income from discontinued operations per share/ADS attributable to Sohu.com Limited	$—	$0.03	$—

Diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	$(0.60)	$0.04	$0.32

Shares/ADSs used in computing diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	24,765	25,451	27,491

[6]	For the second quarter of 2026, income tax benefit included reversal of a tax expense of approximately US$13 million due to a reversal of uncertain tax positions.

[7]	See footnote 1.

[8]	Each ADS represents one ordinary share.

SOHU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Sep. 30, 2026	As of Dec. 31, 2025
ASSETS
Current assets:
Cash and cash equivalents	$125,499	$128,308
Short-term investments	698,463	702,372
Accounts receivable, net	38,829	43,335
Prepaid and other current assets	92,100	93,903

Total current assets	954,891	967,918

Fixed assets, net	248,798	246,263
Goodwill	10,257	10,257
Long-term investments, net	43,836	43,939
Intangible assets, net	2,971	4,692
Long-term time deposits	330,906	350,659
Other assets	11,362	12,325

Total assets	$1,603,021	$1,636,053

LIABILITIES
Current liabilities:
Accounts payable	$35,154	$36,215
Accrued liabilities	104,966	95,430
Receipts in advance and deferred revenue	56,374	54,878
Accrued salary and benefits	36,976	55,018
Taxes payables	12,320	15,571
Other short-term liabilities	74,993	76,601

Total current liabilities	$320,783	$333,713

Long-term other payables	3,609	2,896
Long-term tax liabilities	8,212	21,051
Other long-term liabilities	222	322

Total long-term liabilities	$12,043	$24,269

Total liabilities	$332,826	$357,982

SHAREHOLDERS’ EQUITY:
Sohu.com Limited shareholders’ equity	1,269,850	1,277,727
Noncontrolling interest	345	344

Total shareholders’ equity	$1,270,195	$1,278,071

Total liabilities and shareholders’ equity	$1,603,021	$1,636,053

SOHU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended Sep. 30, 2026					Three Months Ended Jun. 30, 2026					Three Months Ended Sep. 30, 2025
	GAAP	Non-GAAP Adjustment			Non-GAAP	GAAP	Non-GAAP Adjustment			Non-GAAP	GAAP	Non-GAAP Adjustment			Non-GAAP
Operating expenses	$119,959	$(207)	(a	)	$119,752	$124,883	$(296)	(a	)	$124,587	$131,715	$(430)	(a	)	$131,285

Operating profit/(loss)	$(18,280)	$207	(a	)	$(18,073)	$(18,299)	$296	(a	)	$(18,003)	$13,580	$430	(a	)	$14,010

Income tax expense/(benefit)[9]	$4,493	$—			$4,493	$(6,874)	$—			$(6,874)	$16,636	$—			$16,636

Net income/(loss) before non-controlling interest	$(14,745)	$207	(a	)	$(14,538)	$235	$296	(a	)	$531	$8,666	$430	(a	)	$9,096

Net income/(loss) from continuing operations attributable to Sohu.com Limited for diluted net income/(loss) per share/ADS	$(14,746)	$207	(a	)	$(14,539)	$235	$296	(a	)	$531	$8,666	$430	(a	)	$9,096

Net income from discontinued operations attributable to Sohu.com Limited for diluted net income per share/ADS[10]	$—	$—			$—	$734	$—			$734	$—	$—			$—

Net income/(loss) attributable to Sohu.com Limited for diluted net income/(loss) per share/ADS	$(14,746)	$207	(a	)	$(14,539)	$969	$296	(a	)	$1,265	$8,666	$430	(a	)	$9,096

Diluted net income/(loss) from continuing operations per share/ADS attributable to Sohu.com Limited	$(0.60)				$(0.59)	$0.01				$0.02	$0.32				$0.33

Diluted net income from discontinued operations per share/ADS attributable to Sohu.com Limited	$—				$—	$0.03				$0.03	$—				$—

Diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	$(0.60)				$(0.59)	$0.04				$0.05	$0.32				$0.33

Shares/ADSs used in computing diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	24,765				24,765	25,451				25,451	27,491				27,491

Note:

(a)	Share-based compensation expense
[9]	See footnote 6.
[10]	See footnote 1.